FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE AND JOINT ESCROW INSTRUCTIONS

THIS FIRST AMENDMENT TO AGREEMENT OF PURCHASE AND SALE AND JOINT ESCROW INSTRUCTIONS (this "Amendment") is made as of this 2nd day of December, 2016 by and between **MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY**, a Massachusetts corporation ("Seller") and **HARTMAN XX LIMITED PARTNERSHIP**, a Texas limited partnership ("Buyer").

WHEREAS, Seller and Buyer entered into that certain Agreement of Purchase and Sale and Joint Escrow Instructions (the "Agreement") dated as of November 22, 2016 for the sale and purchase of the real property commonly known as Three Forest Plaza located in Dallas, Texas (the "Property");

WHEREAS, Seller and Buyer desire to amend certain terms and provisions of the Agreement as hereinafter provided.

NOW THEREFORE, for good and valuable consideration, the parties hereby agree as follows:

1.   The Agreement is hereby amended to change the Purchase Price to "the sum of Thirty Five Million Six Hundred Fifty Five Thousand and No/100 Dollars ($35,655,000.00)".

2.   Upon execution and delivery of this Amendment by Seller and Buyer, the Due Diligence Period shall be deemed expired and Buyer shall have no further right to terminate the Agreement under Section 3.5 thereof.

3.   Section 3.36 of the Agreement is hereby deleted in its entirety and replaced with the following:

"3.3.6 Tenant Estoppels. Seller will use commercially reasonable efforts to obtain estoppel certificates from seventy-five percent (75%) of all of the tenants leasing space within the Real Property in substantially the form attached hereto as Exhibit "C" or such other form as may be required by Buyer's lender or the terms of the applicable tenant lease (or which otherwise contains the information required by the applicable tenant lease). If, for any or no reason, Seller fails to deliver signed estoppel certificates from such tenants on or before the fifth (5th) day before the Closing Date, Buyer's remedies shall be to: 1) extend the Closing by ten (10) business days without paying a penalty or extension fee; or 2) terminate this Agreement and have the Deposit returned to Buyer. Buyer shall have the right to elect either remedy at its sole discretion. If Buyer elects not to exercise such remedies, this condition shall be deemed satisfied."

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3   The Agreement is hereby ratified and all the terms and conditions of the Agreement remain in full force and effect as therein written, except as amended hereby.

4.   All defined terms which are not otherwise defined herein shall have the meanings given such terms in the Agreement.

5.   This Amendment may be executed in counterparts, and all such executed counterparts shall constitute the same agreement. Each party may rely upon a facsimile or pdf counterpart of this Amendment signed by the other party with the same effect as if such party had received an original counterpart signed by such other party.

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IN WITNESS HEREOF, the parties have executed this Amendment to be effective as of the date first above written.


SELLER:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, a Massachusetts corporation

By: Barings Real Estate Advisers LLC, its authorized agent



By: _____

Name: _____

Title: _____ **Thomas G. Fleming CPM**

Vice President


BUYER:

HARTMAN XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman XX REIT GP, LLC,
a Texas limited liability company,
its managing general partner

By: _____

Alan R. Hartman,
Manager